SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   August 13, 2002

PARKWAY PROPERTIES, INC.
(Exact Name of registrant as specified in charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place Suite 1000
188 East Capitol Street
P.O. Box 24647
Jackson, MS 39225-4647
(Address of principal executive offices)

(601) 948-4091
(Registrant's telephone number, including area code)

Former name or former address, if changed since last report

ITEM 7.   Financial Statements and Exhibits

(c)   Exhibits.

Exhibit 99.1   Transmittal Letter
Exhibit 99.2   Certification of Steven G. Rogers, Chief Executive Officer, pursuant to 18
                U.S.C. Section 1350
Exhibit 99.3   Certification of Marshall A. Loeb, Chief Financial Officer, pursuant to 18
                U.S.C. Section 1350

ITEM 9.   Regulation FD Disclosure

        Registrant filed as correspondence accompanying its Quarterly Report on Form
10-Q for its fiscal quarter ended June 30, 2002 filed with the Securities and Exchange
Commission on August 13, 2002, the transmittal letter and certifications attached hereto as
Exhibits 99.1, 99.2 and 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2002

PARKWAY PROPERTIES, INC.

By: /s/ Regina P. Shows
Regina P. Shows
Chief Accounting Officer